Schering establishes new research center in Japan with focus on Regenerative Medicine

Berlin, September 16, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that as part of its effort to expand research in the field of Regenerative Medicine, it will establish a new research center, the Nihon Schering Research Center, in Kobe, Japan. This center will take the lead in the field of Regenerative Medicine within the global Schering research organization. Regenerative Medicine includes innovative approaches such as gene therapy or cell therapy and aims to regenerate and restore physiological functions of the body or the brain. It promises to be of therapeutic use to treat incurable, debilitating, chronic diseases with high medical need, such as Parkinson's disease or unstable angina.

"We are well positioned to play a major role in the field of Regenerative Medicine and our new research activities in Kobe are a very promising investment in the future. The facility in Kobe offers us all the advantages of a modern and high-profile research cluster," said Professor Guenter Stock, Member of the Board of Executive Directors of Schering AG with responsibility for Research and Development. "It is our strategy in research to provide therapy options for unmet medical needs. With our bio-bypass project AGT and with Spheramine, a cell therapy for the treatment of Parkinson's disease, we already own two promising late stage development products in the field of Regenerative Medicine."

To further develop its Corporate Research organization, Schering will concentrate its Japanese research capabilities, currently located in Osaka and Mobara, in the new Nihon Schering Research Center in Kobe. The new Schering research facilities in Kobe with approximately 40 researchers will become operational in the course of 2004. The headquarter of Schering's subsidiary in Japan, Nihon Schering KK, will stay in Osaka.

The Nihon Schering Research Center in Kobe will conduct research in oncology, and will especially concentrate on Regenerative Medicine in neurological and cardiovascular diseases. In this role, the Nihon Schering Research Center will be responsible for actively driving and promoting Regenerative Medicine within the global Schering research organization. The establishment of Regenerative Medicine at the new location will raise Schering's activities in this field, providing methodologies and competencies for the entire Schering Research and Development organization.

END

Additional information

On September 16, 2003, Schering at a press conference in Kobe officially announced the move to Kobe and the founding of the Nihon Schering Research Center and its responsibilities within the Schering Corporate Research organization.

Schering's Corporate Research organization has research sites in Europe, the U.S. as well as in Japan. The research activities in Europe include Gynecology&Andrology, Diagnostics& Radiopharmaceuticals as well as Oncology, Central Nervous System and Dermatology. The research activities in the U.S. include Immunology, Cardiovascular, Gene Therapy, Oncology, Diagnostics&Radiopharmaceuticals, and Dermatology.

The research activities in Japan will concentrate on Regenerative Medicine in the fields of Neurobiology and Cardiovascular diseases, but also include oncology research, which will be continued in cooperation with Schering's oncology research in the U.S. and Europe.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the US:
Media Relations: Rich Salem, T: +1-973-487 2371, rich_salem@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information including presentations from the Kobe press conference and photos at: www.schering.de/eng

----------------------------------------------------------------------

BEYOND program shows new, higher Betaferon(R) dose is safe and well tolerated

Berlin, September 18, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) today announced the completion of the first phase of its multiple sclerosis
(MS) BEYOND program with the first clinical outcomes of the study - safety and tolerability data - at the 19th Congress of the European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS) in Milan. This initial study examined the safety of a new, double-dose of Betaferon(R) in relapsing-remitting MS patients. The results showed that both the approved Betaferon(R) dose and the new, higher-dose regimen were safe and well tolerated, and no new or unpredictable side effects were reported.

"These early safety results support the use of a higher dose of Betaferon(R) in the larger patient population to be enrolled in the BEYOND trial," said Dr. Joachim-Friedrich Kapp, Head of Specialized Therapeutics at Schering Group. "Our next step is to determine if a Betaferon(R) dose that is higher than any currently available beta interferon can exert an even greater therapeutic effect, further improving the benefits for patients with relapsing-remitting MS."

In the next stage of the BEYOND program, investigators will compare the relative efficacy of the new, higher-dose Betaferon(R) (500 mcg), Betaferon(R) 250 mcg (the currently approved dose), and glatiramer acetate (Copaxone(R)) in patients with relapsing-remitting MS. BEYOND is a multinational Phase III trial and one of the largest MS studies ever, involving more than 2,000 patients.

Betaferon(R) is marketed in the United States and Canada as Betaseron(R) by Schering's subsidiary, Berlex Laboratories, Inc.

END

Additional information
The double-blind, randomized, parallel group study was designed to assess the titration, safety and tolerability of a new, higher-dose Betaferon(R)- 500 mcg administered subcutaneously every other day - in 71 relapsing-remitting MS patients in 14 U.S. sites. The patients, who had no previous beta interferon treatment, were randomized to receive either the currently approved Betaferon(R) dose (250 mcg every other day) or Betaferon(R) 500 mcg every other day for at least 12 weeks.

Patients in both groups increased their dose of Betaferon(R) during the first six to 12 weeks and maintained at the target dose for the duration of the study. Patients experiencing adverse events were allowed to reduce their dose. In keeping with other large-scale clinical trials, an Independent Data and Safety Monitoring Board (IDSMB) reviewed pre-planned interim and final outcomes and advised on their findings.

The results showed that the proportion of patients experiencing adverse events was similar between the groups, with the incidence slightly higher in the Betaferon(R) 500 mcg group. Side effects were manageable and did not hinder dose escalation or adherence to the 500 mcg dose (a comparable percentage of patients in both groups continued treatment for at least 12 weeks).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Jeanine O'Kane, T:+1-973-487 2095, jeanine_O'kane@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng